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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 2 8 2011

Washington, DC
110

SEC FILE NUMBER
8-52946

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSCEND CAPITAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 RIVER PLACE BLVD. BLDG 4, SUITE 102

(No. and Street)

AUSTIN   TX   78730

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL DENIO   512-623-7774

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PBM HELIN DONOVAN

(Name – *if individual, state last, first, middle name*)

5918 WEST COURTYARD DR. STE 400	AUSTIN	TX	78730
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, MICHAEL DENIO , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSCEND CAPITAL , as of DECEMBER 31 , 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



TRANSCEND CAPITAL, LLC

Financial Statements and Supplementary Schedules
December 31, 2010

(With Independent Auditor's Report Thereon)

TRANSCEND CAPITAL, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2010



Independent Auditor's Report

To the Board of Directors and Members of
Transcend Capital, LLC:

We have audited the accompanying statements of financial condition of Transcend Capital, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2011

5918 West Courtyard Drive Suite 500 Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895

PMB HELIN DONOVAN, LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE · SPOKANE

TRANSCEND CAPITAL, LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	464,187
Receivable from clearing broker dealer		62,397
Deposit with clearing company		251,576
Commission receivable		1,138,951
Other receivables and advances		61,000
Due from affiliates		8,750
Prepaid expenses		78,287
Deposits		10,482
Property and equipment, net accumulated depreciation of $2,987		20,297
TOTAL ASSETS	$	2,095,927

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	168,226
Commission payable		487,893
Due to broker-dealers		443,193
Securities sold, not yet purchased		29,645
State margin tax payable		2,628
Total liabilities		1,131,585
Members' Equity		964,342
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,095,927

See accompanying notes to financial statements


TRANSCEND CAPITAL, LLC

Statement of Operations

For the Year Ended December 31, 2010


REVENUES

Commissions	$	8,342,764
Transactions fees		1,049,321
Other		647,493
Total revenues		10,039,578

EXPENSES

Commission and clearance paid to other brokers	3,188,696
Compensation paid to employees	2,813,503
Clearing and execution fees	1,728,507
Research	415,397
Professional services	333,274
Dues and subscriptions	165,913
License and registration	101,360
Occupancy and equipment costs	62,715
Other expenses	282,404
Total expenses	9,091,769

NET INCOME BEFORE INCOME TAX	947,809
Income tax expense	7,975
NET INCOME	$ 939,834

See accompanying notes to financial statements

Balance at December 31, 2009	$	350,051
Distributions		(325,543)
Net income		939,834
Balance at December 31, 2010	$	964,342

See accompanying notes to financial statements

TRANSCEND CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:		
Net income	$	939,834
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		2,420
Changes in operating assets:		
Receivable from clearing broker dealer		(62,397)
Deposit with clearing company		(150,013)
Commission receivable		(527,417)
Other receivables and advances		(61,000)
Due from affiliates		(8,750)
Prepaid expenses		(61,065)
Deposits		(5,365)
Changes in operating liabilities:		
Accounts payable and accrued expenses		111,709
Commission payable		436,155
Due to broker-dealers		53,706
Securities sold, not yet purchased		29,645
State margin tax payable		(782)
Net cash provided by operating activities		696,680
Cash flows from investing activities:		
Purchases of property and equipment		(16,837)
Net cash used in operating activities		(16,837)
Cash flows from financing activities:		
Distributions from members' equity		(325,543)
Net cash used in financing activities		(325,543)
Net increase in cash		354,300
Cash at beginning of year		109,887
Cash at end of year	$	464,187
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	11,757

See accompanying notes to financial statements

Note 1 - Summary of Significant Accounting Policies

Organization

Transcend Capital, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company was a limited partnership organized under the laws of the State of Delaware on March 28, 2000, but the Company changed to a limited liability company organized under the laws of the State of Texas on April 13, 2010.

The Company is a full-service brokerage firm that specializes in offering execution services for market professionals. The Company offers institutional and professional traders the products and services they need to execute their trading strategies and may trade:
- Listed and OTC Equities
- Mutual Funds
- Options
- Bonds
- Futures

However, the Company also offers brokerage services to individual investors who do not trade the markets as actively as institutional and professional traders.

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Revenue Recognition

Agency commission revenue and related expenses from customer security transactions are recorded on a settlement date basis, which is generally the third business day following the transaction. If materially different, security transactions and their related commission income and expenses are recorded on a trade date basis.

The Company does not carry or clear customer accounts, and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission and to perform all services customarily incident thereto.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Note 1 - Summary of Significant Accounting Policies (continued)

Trading Profit

Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

The Company's investments are stated at fair value. However, interpreting market data to estimate fair value requires considerable judgment. Accordingly, the estimates presented herein do not necessarily indicate the amounts that the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives, which are 3 to 5 years for computer and office equipment.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition, reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Financial Instruments and Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and securities sold but not yet purchased, and advances to and notes from employees. The Company had cash and cash equivalents balances in excess of federally insured limits as of December 31, 2010.

Note 1 - Summary of Significant Accounting Policies (continued)

Advertising

The Company expenses advertising as incurred. Advertising and direct marketing costs totaled $1,327 for the year ended December 31, 2010.

Income Taxes

The Company was formed as a Texas limited liability company. The Company has elected to be taxed as a Subchapter S corporation under the provisions of Subchapter S of the Internal Revenue Code. As a result, the members of the Company pay all Federal income tax expense. During 2010, the Company recorded no federal or state income tax expense.

For the year ended December 31, 2010, the Company recorded $7,975 of expense under the Texas margin tax.

Note 2 - Property and Equipment

Property and equipment consists of the following as of December 31, 2010:

Computer equipment	$	19,488
Computer software		1,973
Office equipment		1,823
Total property and equipment		23,284
Accumulated depreciation		(2,987)
Net property and equipment	$	20,297

Depreciation expense was $2,420 for the year ended December 31, 2010 and is included in occupancy and equipment costs in the accompanying statement of operations.

Note 3 - Net Capital Requirements

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2010, the minimum net capital requirement for the Company was $73,463. Net capital at December 31, 2010 aggregated $564,199. The Company's ratio of aggregate indebtedness to net capital was 1.95 to 1 at December 31, 2010.

Note 4 - Clearing Deposit

The Company maintains a deposit account with Penson Financial Services, Inc. as part of the Company's contract for services. Penson Financial Services, Inc. requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2010, cash of $251,576 has been maintained as a deposit.

TRANSCEND CAPITAL, LLC
Notes to the Financial Statements
December 31, 2010

Note 5 - Related Party Transactions

An agreement between the Company and Transcend Capital Management (the "Parent") was entered into in which the Parent performs management services. Total fees paid under this agreement were $12,000 for the year ended December 31, 2010 and are recorded in professional services in the statement of operations.

The Company agreed to pay related parties consulting and professional services fees for services provided. Total fees under these agreements were $60,843 for the year ended December 31, 2010.

Note 6 - Off Statement of Financial Condition Risk and Concentrations

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing organization. The clearing organization carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing organization. Included in the Company's clearing agreement with its clearing organization is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organization to the extent of the net loss on any unsettled trades. As of December 31, 2010, the Company had not been notified by the clearing organization about any potential losses relating to this indemnification, and the Company was not otherwise aware of any potential losses relating to this indemnification. The Company has $1,452,924 or approximately 69% of its total assets in securities owned and receivable due from or held by its clearing organization as of December 31, 2010.

Note 7 - Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The guidance also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

Note 7 - Fair Value Measurements (continued)

In accordance with the authoritative accounting guidance, the following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of December 31, 2010:

	Quoted Prices for Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
Description								
Securities sold, not yet purchased:								
Equity securities	$	29,645	$	-	$	-	$	29,645
Total liabilities	$	29,645	$	-	$	-	$	29,645

Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 24, 2011, the date the financial statements were available to be issued.

TRANSCEND CAPITAL, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Total members' equity qualified for net capital	$ 964,342
Deductions and/or charges	
Non-allowable assets:	
Commission receivables (non-allowable portion)	(214,849)
Other receivables and advances	(61,000)
Due from affiliates	(8,750)
Prepaid expenses	(78,287)
Deposits	(10,482)
Property and equipment	(20,297)
Total deductions and/or charges	(393,665)
Net capital before haircuts on securities	570,677
Haircuts on securities	(6,478)
Net capital	$ 564,199
Computation of net capital requirement	
Minimum net capital requirement based on aggregate indebtedness	73,463
Minimum dollar net capital requirement	50,000
Net capital required (greater of aggregate indebtedness or $50,000)	73,463
Net capital in excess of minimum requirement	$ 490,736
Computation of aggregate indebtedness	
Total liabilities less securities sold but not yet purchased in brokerage account of $29,645	1,101,940
Ratio of aggregate indebtedness to net capital	1.95

Note: The above computation does not differ materially from the computation of net capital
under Rule 15c3-1 as of December 31, 2010 as reported by Transcend Capital, LLC
on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying notes to financial statements

Schedule II

TRANSCEND CAPITAL, LLC
Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

See accompanying notes to financial statements



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Partners of Transcend Capital, LLC:

In planning and performing our audit of the financial statements of Transcend Capital, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 West Courtyard Drive, Suite 500, Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895

PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE · SPOKANE



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, TX
February 24, 2011



Agreed-Upon Procedures Report Regarding Form SIPC-7

To the Board of Directors and Partners of Transcend Capital, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Transcend Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Transcend Capital, LLC's compliance with the applicable instructions of the Form SIPC-7. Transcend Capital, LLC's management is responsible for the Transcend Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts for the year ended December 31, 2010, as contained within the report on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the supporting schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 24, 2011

5918 West Courtyard Drive Suite 500 Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895

PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE · SPOKANE

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended | DECEMBER 31 |, 20 | 10 |
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052946

TRANSCEND CAPITAL
6500 RIVER PLACE BLVD.
BLDG 4, SUITE 102
AUSTIN, TX USA 78730

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KAREN ALVAREZ 770-263-7300

2. A. General Assessment (item 2e from page 2) $ 12,750

   B. Less payment made with SIPC-6 filed (exclude interest)   (5,626)
     08/10/2010
         Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 7,124

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ 7,124

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TRANSCEND CAPITAL
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _____, 20 ____

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1 , 20☐☐
and ending December 31 , 20☐☐

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 10,039,578

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 13,825

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 4,917,202

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Reimbursable Expenses 8,407

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 12

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 12

Total deductions 4,939,446

2d. SIPC Net Operating Revenues $ 5,100,132

2e. General Assessment @ .0025 $ 12,750

(to page 1, line 2.A.)

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